                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
                    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                          Commission File Number 1-977

              WESTINGHOUSE DE PUERTO RICO RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                       Westinghouse Electric Corporation
                    Westinghouse Building, 11 Stanwix Street
                         Pittsburgh, Pennsylvania 15222

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1996 and 1995

                  (With Independent Auditors' Report Thereon)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                  Index to Financial Statements and Schedules

                           December 31, 1996 and 1995



                                                                                    Page
                                                                                  -------
Independent Auditors' Reports                                                       1 - 2
Statements of Net Assets Available for Benefits, With Fund Information                  3
Statement of Changes in Net Assets Available for Benefits, With Fund Information        4
Notes to Financial Statements                                                      5 - 13
Schedule 1 - Item 27(a) - Assets Held for Investment Purposes (at the end
of the plan year)                                                                      14
Schedule 2 - Item 27(d) - Reportable Transactions                                 15 - 16


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

                          Independent Auditors' Report

To the Participants and Administrator of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic 1996 financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The 1996 fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and 1996 fund information have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 1996 financial statements taken as a whole.

/s/ KPMG Peat Marwick LLP

Pittsburgh, Pennsylvania
June 13, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------
June 7, 1996

To the Participants and Administrator of the Westinghouse de Puerto Rico Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Westinghouse de Puerto Rico Retirement Savings Plan (the Plan) at December 31 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits for the year then ended is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The additional schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

     Statements of Net Assets Available for Benefits, With Fund Information

                           December 31, 1996 and 1995

                                                       1996                                          1995
                                    -------------------------------------------      --------------------------------------
                                           Fund Information                                Fund Information
                                          Participant Directed                            Participant Directed
                                    ---------------------------------                ------------------------------
                                                         Westinghouse                                  Westinghouse
                                       Fixed    Vanguard    Common                    Fixed   Vanguard    Common
                                      Income     Mutual      Stock                   Income    Mutual      Stock
                                       Fund       Fund       Fund       Total         Fund      Fund       Fund       Total
                                       ----       ----       ----       -----         ----      ----       ----       -----
Investments, at fair value:
  Registered investment companies   $       --    910,662        --     910,662           --   500,991        --    500,991
  Westinghouse common stock                 --         --   450,148     450,148           --        --   301,563    301,563
  Interest-bearing cash                     --         --        36          36           --        16     7,858      7,874
                                    ----------   --------   -------   ---------    ---------   -------   -------  ---------
                                            --    910,662   450,184   1,360,846           --   501,007   309,421    810,428

Investments, at contract value:
  Beneficial interest in the
     Westinghouse Savings Program
     Master Trust (note 4)           4,156,850         --        --   4,156,850    3,607,353        --        --  3,607,353
                                    ----------   --------   -------   ---------    ---------   -------   -------  ---------
       Total investments             4,156,850    910,662   450,184   5,517,696    3,607,353   501,007   309,421  4,417,781

Receivables:
  Employer Contributions                    --         --        --          --           --     3,118     2,425      5,543
  Participant Contributions                 --         --        --          --           --     7,214     5,611     12,825
  Interest and dividends                    --         69        32         101           --     6,572        39      6,611
       Total Receivables                    --         69        32         101           --    16,904     8,075     24,979
                                    ----------   --------   -------   ---------    ---------   -------   -------  ---------
       Total assets                  4,156,850    910,731   450,216   5,517,797    3,607,353   517,911   317,496  4,442,760

Liabilities:
  Due to Brokers for Securities
    Purchased                               --         --        --          --          (46)   (6,571)  (15,890)   (22,507)
  Transfer of assets (note 6)         (522,322)  (120,395)  (38,694)   (681,411)          --        --        --         --
       Total Liabilities              (522,322)  (120,395)  (38,694)   (681,411)         (46)   (6,571)  (15,890)   (22,507)
                                     ----------   --------   -------   ---------    ---------   -------   -------  ---------
       Net assets available
          for benefits              $3,634,528    790,336   411,522   4,836,386    3,607,353   511,340   301,606  4,420,253
                                    ==========   ========   =======   =========    =========   =======   =======  =========

See accompanying notes to financial statements.

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

     Statement of Changes in Net Assets Available for Benefits, With Fund
                                  Information

                          Year Ended December 31, 1996


                                                                       Fund Information
                                                                     Participant Directed
                                                          ------------------------------------------
                                                                                     Westinghouse
                                                           Fixed        Vanguard        Common
                                                          Income         Mutual          Stock
                                                           Fund           Fund           Fund             Total
                                                           ----           ----           ----             -----
 Additions:
   Investment income:
      Net appreciation in fair value of investments      $       --       108,271         70,663          178,934
      Interest and dividends                                     --        25,433          4,355           29,788
      Net investment gain from the Westinghouse
         Savings Program Master Trust (note 4)              252,180            --             --          252,180
                                                         ----------      --------        -------        ---------
                Total investment income                     252,180       133,704         75,018          460,902

   Contributions:
      Employer                                              239,217        33,496         21,040          293,753
      Participants                                          601,055        86,143         53,058          740,256
                                                         ----------      --------        -------        ---------
                Total contributions                         840,272       119,639         74,098        1,034,009
                                                         ----------      --------        -------        ---------

                Total additions                           1,092,452       253,343        149,116        1,494,911

 Deductions:
   Benefits paid to participants                            315,373        67,258         14,736          397,367
                                                         ----------      --------        -------        ---------
                Net increase prior to transfer of
                   assets and interfund transfers           777,079       186,085        134,380        1,097,544

Interfund transfers                                        (227,536)      213,306         14,230               --
                                                         ----------      --------        -------        ---------
                Net increase                                549,543       399,391        148,610        1,097,544

Transfer of assets (note 6)                                (522,322)     (120,395)       (38,694)        (681,411)
                                                         ----------      --------        -------        ---------
                                                             27,221       278,996        109,916          416,133

Net assets available for benefits:
   Beginning of year                                      3,607,307       511,340        301,606        4,420,253
                                                         ----------      --------        -------        ---------
   End of year                                           $3,634,528       790,336        411,522        4,836,386
                                                         ==========      ========        =======        =========

See accompanying notes to financial statements.

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1996 and 1995


(1)   Description of Operations and Summary of Significant Accounting Policies

      Westinghouse de Puerto Rico, Inc. is a wholly owned subsidiary of Westinghouse Electric Corporation. Westinghouse Electric
          Corporation (the Corporation) is a global provider of diverse technologies and services. The businesses comprising the Corporation are industries and technology, and media related.

      On November 13, 1996, the Corporation announced that the Board of Directors had approved, subject to certain conditions, a plan to separate the Corporation's industries and technology businesses from its media businesses. Completion of the separation is subject to a number of conditions, including a favorable ruling from the Internal Revenue Service that the transaction will not be taxable for U.S. federal income tax purposes to the Corporation or its shareholders and the registration of the Westinghouse Electric Company (WELCO) common stock under the Securities and Exchange Act of 1934. There can be no assurance that the separation will occur or as to the related timing. Furthermore, if the separation does occur, there can be no assurance that all of the assets, liabilities and contractual obligations will be transferred as currently contemplated or that changes will not be made to the separation plan. Management does not know the impact that the separation may have on the Westinghouse de Puerto Rico, Inc. Retirement Savings Plan (the Plan) as of
          June 13, 1997.

      Basis of Accounting

      The financial statements of the Plan are prepared under the accrual basis of accounting.

      Reclassification

      Certain previously reported amounts have been reclassified to conform to the 1996 presentation.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



      Investments

      The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value.

      Measurement Date

      Purchases and sales of securities are recorded on a trade date basis.

      Dividends

      Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

      Payment of Benefits

      Benefits are recorded when paid.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.

(2)   Description of the Plan

    The following description of the Plan provides only general information.
          Participants should refer to the Plan document or the summary Plan description for a more complete description of the Plan's provisions.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      General

      The Plan is a defined contribution plan effective as of January 1, 1992.
          The Plan is subject to the provisions of ERISA. The Plan covers all full-time employees rendering service in Puerto Rico who are employees of Westinghouse de Puerto Rico, Inc., Westinghouse Electric Company, S.A. and Westinghouse Electric Corporation (the Companies), and who are not covered under a collective bargaining agreement unless retirement benefits were not the subject of good faith bargaining or the collective bargaining agreement calls for coverage under the Plan. Casual employees, temporary employees or leased employees are not eligible to participate in the Plan.

      The Savings Plan Committee of Westinghouse de Puerto Rico, Inc. is the
          Plan Administrator and Westinghouse de Puerto Rico, Inc. is the Plan Sponsor.

      Contributions

      Planparticipants may elect to contribute on a pre-tax basis from 1% to 4% of their total compensation excluding bonuses and incentive awards as a basic contribution and from 1% to 4% extra of their total compensation excluding bonuses and incentive awards on a pre-tax basis as a supplementary contribution. The Companies contribute an amount equal to 50% of the employee's basic contribution. The participant's contribution cannot exceed the lesser of 8% of eligible compensation or $7,500 in 1996, subject to the Puerto Rico Internal Revenue Code. The employee's election shall be effective for a minimum of one quarter.

      Effective March 1, 1997, participants are permitted to make after-tax contributions to the Plan. Plan participants will be eligible to contribute on an after-tax basis from 1% to 4% of their eligible pay. The maximum contribution rate, considering both before-tax and after-tax contributions, will remain at 8% of eligible compensation.

      Upon enrollment in the Plan, a participant can elect for their contribution to be invested in one or more of the following three funds: the Fixed Income Fund; the Vanguard Institutional Index Fund (Vanguard Mutual Fund); or the Westinghouse Common Stock Fund.

      Participants may direct their investments in 10% multiples in any combination they wish.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      Rollovers

      An employee eligible to participate in the Plan may elect to deposit
          (roll over) into the Plan distributions received from other plans that are qualified by the Puerto Rico Internal Revenue Code. Rollovers are fully vested at all times and are nonforfeitable.

      Withdrawals

      All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of common stock, as detailed in the Plan document.

      Loans

      Effective January 1, 1997, participants are eligible to take a loan from the Plan. The amount of a loan generally cannot exceed the lesser of $50,000 or one-half of the participant's total vested account balance. Loans bear interest at a fixed rate which is equal to the prime rate in effect on the last business day of the calendar quarter prior to the loan origination date, plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

      Vesting and Forfeitures

      Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1992, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1992, must complete three years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing three years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions. Amounts forfeited in 1996 were $7,769.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      Plan Expenses

      The Savings Plan Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by Westinghouse de Puerto Rico, Inc. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by Westinghouse de Puerto Rico, Inc.

      Plan Termination

      Although it is the intention of the Companies to continue the Plan, the Corporation has the right to terminate the Plan at any time, subject to provisions of collective bargaining agreements. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.

      The Companies have the right under the Plan to discontinue their contributions at any time.

(3)   Investments

      The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995.


                                                    1996               1995
                                                    ----               ----
    Beneficial interest in the Westinghouse
       Savings Program Master Trust              $4,156,850        $3,607,353
    Vanguard Institutional Index Fund               910,662           500,991
    Westinghouse common stock                       450,148           301,563


                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued



(4)   Master Trust (Amounts in Thousands)

      As of December 31, 1996, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another plan sponsored by the Corporation. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1996 and 1995, the Plan's beneficial interest in the net assets of the Master Trust was approximately 0.2% and 0.1%, respectively. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

      The following table presents the values of investments in the Master Trust as of December 31, 1996:

                                                       Contract            Market
                                                        value               value
      Guaranteed investment contracts                 $1,049,292            864,345
      Synthetic guaranteed investment contracts        1,670,842          1,672,145
      Other                                              148,253            148,253
                                                      ----------          ---------
                        Master Trust                  $2,868,387          2,684,743
                                                      ==========          =========

      The aggregate contract and market values of investments in the Master
          Trust as of December 31, 1995, were $3,231,917 and $3,273,128, respectively.

      Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

      Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $363,828 and $370,880 as of December 31, 1996, and $340,630 and $354,157 as of December 31, 1995,
          respectively.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      The aggregate net investment gain from the Master Trust for the year ended December 31, 1996, of $199,468 is solely comprised of interest income.

      The average yield of all investment contracts for the years ended
          December 31, 1996 and 1995, was 6.62% and 6.93%, respectively, while the crediting interest rate as of December 31, 1996 and 1995, was 6.66% and 7.03%, respectively.

(5)   Tax Status

      The Plan obtained a favorable determination letter dated September 27, 1993, from the Puerto Rico Department of the Treasury which qualifies the Plan as tax exempt under the provisions of the Puerto Rico Internal Revenue Code (the Code). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.

      Under the Puerto Rico income tax laws and regulations, a participant is not subject to income taxes on the contributions of the employing company, or on the interest from insurance contracts and investment income received by the Trustee until the participant's account is distributed or withdrawals are made.

(6)   Transfer of Assets and Other Events

      On  March 1, 1996, the Productos Electronicos Industriales Division
          (PEI), with approximately 253 plan participants, was sold to Northrop Grumman Corporation. In accordance with the purchase agreement, assets equal to the March 31, 1996 account balances of PEI employees were transferred to a plan sponsored by Northrop Grumman Corporation. Such transfer did not occur until subsequent to December 31, 1996, and, accordingly, the December 31, 1996, market value of these assets by fund was as follows:

                     Fixed Income Fund                  $522,322
                     Vanguard Mutual Fund                120,395
                     Westinghouse Common Stock Fund       38,694
                                                        --------
                                                        $681,411
                                                        ========

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      The above amounts, which represent Plan assets to be transferred to another plan, have been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1996.

      On September 30, 1996, the Productos Circuitos de Puerto Rico Division was sold to Productos Circuitos de Puerto Rico P.R., Inc., and, on November 30, 1996, the Wittnauer International Division was sold to Composite Holdings L.L.C. In addition, two other facilities were closed as of December 31, 1996: the Computer and Instrumentation Division (CIPR) and Westinghouse Electric Company, S.A. - Power Generation. Assets equal to the account balances of the affected employees were distributed to participants subsequent to December 31, 1996. The December 31, 1996 market value of these assets by fund was as follows:

                     Fixed Income Fund                   $  875,615
                     Vanguard Mutual Fund                   315,622
                     Westinghouse Common Stock Fund          79,628
                                                         ----------
                                                         $1,270,865
                                                         ==========

      The above amounts, which represent Plan assets to be distributed directly to participants, have not been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1996, since benefits are recorded when paid.

(7)   Reconciliation of Financial Statements to Form 5500

      The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1996 Plan year:

            Net assets available for benefits per the financial statements       $ 4,854,359
                 Less amounts allocated to withdrawing participants               (1,270,865)
                                                                                 -----------
            Net assets available for benefits per the Form 5500                  $ 3,583,494
                                                                                 ===========

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, Continued


      The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 1996 Plan year:

            Benefits paid to participants per the financial statements       $  397,367
                 Add amounts allocated to withdrawing participants as
                    of December 31, 1996                                      1,270,865
                 Less amounts allocated to withdrawing participants as
                    of December 31, 1995                                       (111,226)
                                                                             ----------
            Benefits paid to participants per the Form 5500                  $1,557,006
                                                                             ==========

      Amounts allocated to withdrawing participants are recorded on the Form
          5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      Schedule 1

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1202929

                                Plan Number: 007

 Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1996


Column A               Column B                                  Column C                 Column D       Column E
--------               --------                                  --------                 --------       --------
                                                    Description of investment including                  Current/
          Identity of issue, borrower, lessor        maturity date, rate of interest,                    contract
                   or similar party                  collateral, par or maturity value      Cost           value
          -----------------------------------       -----------------------------------   ----------     ----------
                                                    Registered investment company:
            Vanguard Group                           Vanguard Institutional Index Fund -
                                                       13,225 shares                      $  706,705        910,662

     *      Westinghouse Electric Corporation       Common stock - 22,649 shares             349,056        450,148

     *      Bankers Trust Company                   BT Pyramid Directed Cash Fund                 36             36
                                                                                          ----------      ---------
                                                                                          $1,055,797      1,360,846
                                                                                          ==========      =========

*  --  Party-in-interest

                                                                      Schedule 2

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1202929

                                Plan Number: 007

                      Item 27(d) - Reportable Transactions

                          Year Ended December 31, 1996


Single Transactions Involving an Amount in Excess of
Five Percent of the Current Value of Plan Assets

           Column A                    Column B                    Column C     Column D   Column G     Column H    Column I
           --------                    --------                    --------     --------   --------     --------    --------
                                                                                                     Current value
                                                                                                      of asset on
      Identity of                                                   Purchase      Selling    Cost of  transaction   Net gain
    party involved            Description of assets                  price        price      asset        date        (loss)
    --------------            ---------------------                  -----        -----      -----        ----        ------
                            Registered investment company:
Vanguard Group                Vanguard Institutional Index Fund      $116,468          --     116,468     116,468       N/A

Bankers Trust Company       BT Pyramid Directed Cash Fund              83,304          --      83,304      83,304       N/A
                                                                       79,152          --      79,152      79,152       N/A
                                                                       78,606          --      78,606      78,606       N/A
                                                                           --      77,474      77,474      77,474        --
                                                                           --      76,362      76,362      76,362        --
                                                                           --      72,317      72,317      72,317        --
                                                                           --     116,468     116,468     116,468        --
                                                                      101,849          --     101,849     101,849       N/A
                                                                       66,874          --      66,874      66,874       N/A
                                                                           --      66,874      66,874      66,874        --

Note 1: Columns E (Lease/Rental) and F (Expense Incurred with Transaction) have been omitted because there is no information to report.

                                                                     (Continued)

                       WESTINGHOUSE DE PUERTO RICO, INC.
                            RETIREMENT SAVINGS PLAN

                                EIN: 25-1202929

                                Plan Number: 007

                Item 27(d) - Reportable Transactions, Continued


Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

                                                               Number    Number  Total dollar  Total dollar
     Identity of                                                 of        of      value of      value of    Net gain
   party involved           Description of assets            purchases   sales    purchases       sales       (loss)
   --------------           ---------------------            ---------   -----    ---------       -----       ------
                        Registered investment company:
Vanguard Group            Vanguard Institutional Index Fund      25        --     $  321,870           --         N/A

Westinghouse Electric
  Corporation           Common stock                             11        --         91,958           --         N/A

Bankers Trust Company   BT Pyramid Directed Cash Fund            41        30        580,057      579,350          --

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

                                              Westinghouse de Puerto Rico
                                              Retirement Savings Plan

Dated: June 27, 1997                          By: /s/ IVONNE VELAZQUEZ
                                                  --------------------
                                              Name: Ivonne Velazquez

                                              Title: Plan Administrator

                EXHIBIT INDEX

                                                                Sequential
Exhibit No.     Description                                     Page No.
-----------     -----------                                     -----------

23.1            Consent of Price Waterhouse LLP
23.2            Consent of KPMG Peat Marwick LLP